AB 3/2

10027809

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65997

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Covington Associates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Central Street
(No. and Street)

Boston (City) Massachusetts (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Benjamin Dunn (617) 314-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle, Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 2 6 2010
Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, IAN B. DUNN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Covington Associates LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

PMN

INDEPENDENT AUDITOR'S REPORT

TO THE MEMBERS
COVINGTON ASSOCIATES LLC
Boston, Massachusetts

We have audited the accompanying statements of financial condition of Covington Associates LLC as of December 31, 2009 and 2008, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Covington Associates LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parent, McLaughlin & Nangle

Certified Public Accountants, Inc.

February 24, 2010

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica, MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1071
508/880-4955
Fax No. 508/823-6976

www.pmn.com

COVINGTON ASSOCIATES LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2009	2008
ASSETS		
Cash and cash equivalents	$ 236,233	$ 280,061
Accounts receivable	313,247	2,017,830
Other assets	50,874	64,340
Office furniture and equipment, net of accumulated depreciation of $72,359 in 2009 and $59,209 in 2008	15,232	28,382
	$ 615,586	$ 2,390,613
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable	$ 35,517	$ 44,327
Accrued expenses	-	21,085
	35,517	65,412
Members' equity	580,069	2,325,201
	$ 615,586	$ 2,390,613

The accompanying notes are an integral part of these financial statements.

PMN

COVINGTON ASSOCIATES LLC

STATEMENTS OF INCOME

	Year ended December 31	
	2009	2008
REVENUE:		
Placement fees	$ 5,620,000	$ 9,319,290
Consulting income	1,157,404	1,266,767
Other income	237,246	104,547
	7,014,650	10,690,604
EXPENSES:		
Salaries, wages and payroll taxes	1,550,740	2,421,373
Occupancy costs	158,037	154,128
General and administrative expenses	745,773	665,888
Other operating expenses	627,258	718,303
Provision for doubtful accounts	132,674	68,219
	3,214,482	4,027,911
NET INCOME	$ 3,800,168	$ 6,662,693

The accompanying notes are an integral part of these financial statements.

PMN

COVINGTON ASSOCIATES LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

YEARS ENDED DECEMBER 31, 2009 AND 2008

MEMBERS' EQUITY, December 31, 2007	$	3,905,508
Net income		6,662,693
Contributions from members		60,000
Distributions to members		(8,303,000)
MEMBERS' EQUITY, December 31, 2008		2,325,201
Net income		3,800,168
Distributions to members		(5,545,300)
MEMBERS' EQUITY, December 31, 2009	$	580,069

The accompanying notes are an integral part of these financial statements.

COVINGTON ASSOCIATES LLC

STATEMENTS OF CASH FLOWS

	Year ended December 31	
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 3,800,168	$ 6,662,693
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	13,150	15,769
Provision for doubtful accounts	132,674	68,219
(Increase) decrease in:		
Accounts receivable	1,571,909	1,534,368
Other assets	13,466	(1,472)
Increase (decrease) in:		
Accounts payable	(8,810)	44,327
Accrued expenses	(21,085)	15,085
Total adjustments	1,701,304	1,676,296
Net cash provided by operating activities	5,501,472	8,338,989
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of office furniture and equipment	-	(7,369)
Net cash used by investing activities	-	(7,369)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from members	-	60,000
Distributions to members	(5,545,300)	(8,303,000)
Net cash used by financing activities	(5,545,300)	(8,243,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(43,828)	88,620
CASH AND CASH EQUIVALENTS, beginning of year	280,061	191,441
CASH AND CASH EQUIVALENTS, end of year	$ 236,233	$ 280,061

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

A. Organization and Nature of Business:

Covington Associates LLC (the Company) was approved on November 25, 2003 as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's revenue is primarily derived from providing investment banking services which includes investment advisory services and participation in private placement offerings. The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission, which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

B. Summary of Significant Accounting Policies:

Revenue recognition:

The Company recognizes revenue from placement fees upon completion of the private placement offering. Investment banking and advisory fees are recognized when earned.

Cash equivalents:

For purposes of the statement of cash flows, the Company considers money market mutual funds and all highly liquid debt instruments with a maturity of three months or less, when purchased, to be cash equivalents.

Office furniture and equipment:

The Company records office furniture and equipment at cost and provides for depreciation on a straight-line basis over the estimated useful lives of the respective assets.

Accounts receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

B. Summary of Significant Accounting Policies - (continued):

Use of estimates:

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

Income taxes:

The Company is classified as a partnership for federal income purposes and, therefore, the financial statements do not include a provision for income taxes.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions, including any interest and penalties related to the position, is adjusted when new information is available, or when an event occurs that requires a change. The Company adopted the provisions of this standard on January 1, 2009. The adoption of this standard did not have a material impact on the Company's results of operations or its financial condition.

Subsequent events:

The Company has evaluated subsequent events through the date of the independent auditor's report, which is the date the financial statements were available to be issued.

C. Commitments:

The Company occupies office space in Boston, Massachusetts under a lease agreement which expires in May, 2010. In addition to the base rent, the Company is obligated to pay a proportionate share of excess tax and operating costs.

Future minimum lease payments required under the operating lease are as follows:

Year ending December 31:	
2010	$ 55,023

Rental expense charged to operations on this lease amounted to $148,753 and $143,749 for the years ended December 31, 2009 and 2008, respectively.

D. Employee Benefits:

The Company had sponsored a non-contributory defined benefit pension plan for employees who had met certain service requirements. During 2005, the Company froze the plan and no further contributions will be made to that plan.

The Company sponsors a 401(k) Plan. The 401(k) Plan entitles all full-time employees who meet age and service eligibility requirements to make voluntary contributions to the Plan. Contributions cannot exceed the maximum amount under applicable provisions of the Internal Revenue Code. The Company, at its discretion, may contribute to the Plan. There were no Company contributions in 2009. In 2008, Company contributions amounted to $19,864.

E. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $200,716 which was $195,716 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was .18 to 1.

F. Concentration of Credit Risk:

The Company maintains cash deposits at a national bank. Deposits at the bank are insured by the Federal Deposit Insurance Corporation, up to $250,000. At various times throughout the year, the Company's balances may have exceeded the federally insured limits.

G. Major Customer:

During the years ended December 31, 2009 and 2008, the Company derived gross revenues of approximately $3,140,000 (46%) and $3,080,000 (29%), respectively, from one customer. Accounts receivable from this customer amounted to approximately $1,500,000 at December 31, 2008. There were no receivables due from this customer at December 31, 2009.

H. Litigation:

The Company is listed as one of several defendants in a class action complaint arising in the ordinary course of business. A motion to dismiss has been filed for which a hearing has been scheduled during 2010. The likelihood of the outcome of this litigation and its effect on the Company's financial statements, if any, has not been determined.

I. Subsequent Event:

During February 2010, the Company entered into a sublease agreement for new office space. This sublease commences on June 1, 2010 and expires on May 31, 2017. In addition to the base rent, the Company is obligated to pay a proportionate share of excess tax and operating costs.

Approximate future minimum lease payments required under this operating sublease are as follows:

Year ending December 31:		
2010	$	104,100
2011		182,300
2012		188,900
2013		195,500
2014		202,200

SUPPLEMENTARY INFORMATION

COVINGTON ASSOCIATES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31,2009

NET CAPITAL:		
Total members' equity qualified for net capital	$	580,069
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		(313,247)
Other assets		(50,874)
Office furniture and equipment - net		(15,232)
Total non-allowable assets		(379,353)
TOTAL NET CAPITAL	$	200,716
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable	$	35,517
TOTAL AGGREGATE INDEBTEDNESS	$	35,517
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	2,367
Minimum dollar net capital requirement of reporting broker/dealer	$	5,000
Net capital requirement (greater of minimum net capital requirement of reporting broker/dealer or minimum net capital required)	$	5,000
Excess net capital	$	195,716
Excess net capital at 1,000%	$	197,164
Percentage of aggregate indebtedness to net capital		18%
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Net capital per unaudited Form X-17A-5	$	200,716
Effect of audit adjustments:		
Decrease in non-allowable assets		(90,667)
Decrease in members' equity		90,667
Net capital, as above	$	200,716

PMN

EXEMPTIVE PROVISION UNDER RULE 15c3-3

Special account for the exclusive benefit of customers maintained.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE MEMBERS
COVINGTON ASSOCIATES LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Covington Associates LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica, MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1071
508/880-4955
Fax No. 508/823-6976

www.pmn.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parrott, McLaughlin & Nangle

Certified Public Accountants, Inc.

February 24, 2010

PMN

COVINGTON ASSOCIATES LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE
YEARS ENDED DECEMBER 31, 2009 AND 2008

(With Independent Auditor's Report Thereon)